                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       WESTERN POWER & EQUIPMENT CORP.
                       ------------------------------
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE, $.001 PER SHARE
                   ----------------------------------------
                        (Title of Class of Securities)


                                  959221102
                          --------------------------
                                (CUSIP Number)


                                JAMES H. DAHL
                     1200 RIVERPLACE BOULEVARD, SUITE 902
                         JACKSONVILLE, FLORIDA  32207
                                (904) 393-9020
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications)


                                APRIL 24, 1998
                                --------------
                     (Date of Event Which Requires Filing
                              of This Statement)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).



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CUSIP No.  959221102
           ---------

--------------------------------------------------------------------------------
      1)   Names of Reporting Persons / S.S or I.R.S. Identification
           Nos. of Above Persons  James H. Dahl / ###-##-####

--------------------------------------------------------------------------------
      2)   Check the Appropriate Row if a Member of a Group (See
           Instructions)

            (a)   N/A
                ----------------------------------------------------------------
            (b)   N/A
                ----------------------------------------------------------------

      3)   SEC Use Only
                        --------------------------------------------------------

--------------------------------------------------------------------------------

      4)   Source of Funds (See Instructions)   OO
                                              ----------------------------------

--------------------------------------------------------------------------------
      5)   Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
                                ------------------------------------------------

--------------------------------------------------------------------------------
      6)   Citizenship or Place of Organization   U.S.A.
                                                --------------------------------

--------------------------------------------------------------------------------
                   7)   Sole Voting Power            -0-
                                          --------------------------------------
Number of
Shares Bene-       8)   Shared Voting Power          -0-
ficially                                   -------------------------------------
owned by
each report-       9)   Sole Dispositive Power       -0-
ing Person                                     ---------------------------------
with
                   10)  Shared Dispositive Power     -0-
                                                 -------------------------------

--------------------------------------------------------------------------------

      11)  Aggregate Amount Beneficially Owned by each Reporting Person
           -0-
           ---------------------------------------------------------------------


--------------------------------------------------------------------------------



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CUSIP No.   959221102
           -----------

     12) Check if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_________________________________________________________


--------------------------------------------------------------------------------

     13) Percent of Class represented by amount in row (11) ___________________ 0.0%
          ______________________________________________________________________


--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)      IN
                                                      --------------------------

--------------------------------------------------------------------------------








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

     This Amendment No. 1 amends as set forth herein the Statement on Schedule 13D dated January 15, 1998 of James H. Dahl with respect to the common stock, par value $.001 per share ("Common Stock"), issued by Western Power & Equipment Corp. (the "Issuer").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by adding the following paragraphs:

     "Additional funds in the aggregate amount of $191,052.75 were used to purchase 31,200 shares of the Issuer's Common Stock between January 15 and March 4, 1998. The shares were purchased by the Accounts with funds of the Children's Trust and the investment partnership of which Mr. Dahl is the Managing General Partner."


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 paragraphs (a) and (b) are hereby amended and restated in their entirety to read as follows:

     "(a) and (b) Mr. Dahl beneficially owns no Shares of the Issuer's Common Stock."

     Item 5 paragraph (c) is hereby amended by adding the following paragraphs:

     "On the following dates the following purchases of Shares of the Issuer's Common Stock were effected by the Accounts through brokers in the open market:


      DATE OF                                      PURCHASE
     PURCHASE              NO. OF SHARES             PRICE
     ---------             -------------         ------------
     04-Mar-98                 2,000                 6.500
     04-Mar-98                 3,000                 6.563


     On the following dates the following sales of Shares of the Issuer's Common Stock were effected by the Accounts through brokers in the open market:


      DATE OF                                       SALE
       SALE                 NO. OF SHARES           PRICE
     ---------              -------------         ---------
     24-Apr-98                 109,300               6.438
     24-Apr-98                 100,000               6.375
     29-Apr-98                   2,500               6.563
     29-Apr-98                   2,500               6.563

      DATE OF                                         SALE
       SALE                NO. OF SHARES              PRICE
     ---------             -------------             -------
     30-Apr-98                 2,000                  6.500
     30-Apr-98                 2,000                  6.500
     30-Apr-98                10,000                  6.313
     30-Apr-98                10,000                  6.313"

     Item 5 paragraph (e) is hereby amended and restated to read as follows:

     "(e) The date on which Mr. Dahl ceased to be a beneficial owner of more than five percent (5%) of the Issuer's Common Stock was April 24, 1998."

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 6, 1998.



                                                     /s/ James H. Dahl
                                                     ---------------------------
                                                     JAMES H. DAHL









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